As filed with the Securities and Exchange Commission on April 15, 2019

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

FS INVESTMENT CORPORATION IV
(Name of Subject Company (Issuer))

FS INVESTMENT CORPORATION IV
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

30293E 102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael C. Forman
Chief Executive Officer
FS Investment Corporation IV
201 Rouse Boulevard
Philadelphia, PA 19112
(215) 495-1150
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
James A. Lebovitz, Esq.
David J. Harris, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Tel: (215) 994-4000
Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$8,490,581.39	$1,029.06*

*	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,029.06
Form or Registration No.: Schedule TO
Filing Party: FS Investment Corporation IV
Date Filed: February 19, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on February 19, 2019 by FS Investment Corporation IV, a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to the lesser of (i) 789,822 shares of the Company’s issued and outstanding Class T common stock, par value $0.001 per share (the “Shares”) (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2018), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration of the Offer (as defined below) (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during three-month period ending on the expiration of the Offer. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 19, 2019, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 4:00 P.M., Eastern Time, on March 27, 2019, and a total of 894,480.104 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased a total of 269,274.287 Shares validly tendered and not withdrawn on a pro rata basis at a price equal to $10.75 per Share (an amount equal to the price at which Shares were issued pursuant to the Company’s distribution reinvestment plan on March 29, 2019) for an aggregate purchase price of approximately $2,894,697.91. Approximately 30.1% of the number of Shares tendered by each stockholder who participated in the tender offer was repurchased by the Company.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2019

FS INVESTMENT CORPORATION IV

By:	/s/ STEPHEN S. SYPHERD
Name: Stephen S. Sypherd
Title: General Counsel and Secretary

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